(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER

CUSIP NUMBER

Commission File Number 1-12675

For Period Ended: June 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

KILROY REALTY CORPORATION
Full name of registrant

Former name if applicable

12200 W. OLYMPIC BLVD., SUITE 200
Address of Principal Executive Office (Street and number)

LOS ANGELES, CALIFORNIA 90064
City, State and Zip Code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR or N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed.)

See Exhibit A attached hereto, which is incorporated herein by reference.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Heidi R. Roth	(310)	481-8452
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

KILROY REALTY CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 10, 2005	By	/s/ Heidi R. Roth
Senior Vice President and Controller

EXHIBIT A

As previously reported by the registrant on Form 8-Ks for events dated July 18, 2005 and August 4, 2005, the registrant determined that it did not correctly report preferred stock dividends in the calculation of income from continuing operations per common share and, as a result, will be restating the per share amounts for income from continuing operations, basic and diluted, included within the consolidated statements of operations for the year ended December 31, 2004 and the quarters ended March 31, 2005, September 30, 2004 and June 30, 2004. Following the identification of this error, the registrant adopted additional quality assurance measures for the preparation of its quarterly report on Form 10-Q for the quarter ended June 30, 2005 (the “Current Quarterly Report”), which have been incorporated into the registrant’s disclosure controls and procedures. The implementation of the additional quality assurance measures led the registrant to separately determine that it needed to reclassify two items within its consolidated statements of cash flows also for the year ended December 31, 2004 and the quarters ended March 31, 2005, September 30, 2004 and June 30, 2004. (See the registrant’s Form 8-K dated August 4, 2005 for further details regarding these reclassifications.)

In the performance of the registrant’s additional quality assurance measures referenced above, the registrant is reviewing the accounting treatment for payments made to tenants designated for leasehold improvements in light of a recent related technical interpretation. This review was not complete as of the due date for the registrant’s Current Quarterly Report and, accordingly, the registrant was unable to file the Current Quarterly Report without unreasonable effort and expense. The registrant expects to complete this review and file the Current Quarterly Report on or before August 15, 2005, the first business day after the fifth calendar day following the initial due date for the report. Because the completion of this review is pending, the registrant is not certain whether any changes to its accounting treatment of payments made to tenants designated for leasehold improvements, or any other component of its consolidated financial statements, will be required and, if any changes are necessary, whether any such changes would have a material impact on its consolidated financial statements.